Watts Water Technologies, Inc.

815 Chestnut Street

North Andover, MA 01845

July 9, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  John Cash, Accounting Branch Chief

Re:                             Watts Water Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2013

File No. 1-11499

Dear Mr. Cash:

This letter is being filed in response to the comment contained in a letter dated July 8, 2013 (the “Comment Letter”) from John Cash of the Staff of the Securities and Exchange Commission (the “Commission”) to Dean P. Freeman, Chief Financial Officer of Watts Water Technologies, Inc. (the “Company”).

Definitive Proxy Statement on Schedule 14A

Stock Options and Restricted Stock Awards, page 31

1.                                      We note your disclosure that the Compensation Committee evaluates the amount of stock option grants and restricted stock awards based on factors similar to those used to determine base salaries and annual bonuses. In future filings please provide enhanced disclosure that sets forth the actual factors used to determine the stock option and restricted stock awards and how consideration of those factors resulted in the payouts to your named executive officers.

Response:  The Company acknowledges the Staff’s comment.  In future filings, the Company will provide enhanced disclosure that sets forth the actual factors used to determine the stock option and restricted stock awards and how consideration of those factors resulted in the payouts to the Company’s named executive officers.

The Company further acknowledges as follows:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact the undersigned or Kenneth R. Lepage, the General Counsel of the Company, at (978) 688-1811.

Sincerely,

WATTS WATER TECHNOLOGIES, INC.

/s/ Dean P. Freeman

Dean P. Freeman
Chief Financial Officer

cc: Kenneth R. Lepage, Esq.